Exhibit 107

Calculation of Filing Fee Tables

Form S-1

Excelerate Energy, Inc.

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)(2)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees Previously Paid	Equity	Class A common stock	457(o)	--	--	$100,000,000	0.0000927	$9,270.00
	Total Offering Amounts					$100,000,000		$9,270.00
	Total Fees Previously Paid							$9,270.00
	Total Fee Offsets							--
	Net Fee Due							$0

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2) Includes shares subject to the underwriters’ option to purchase additional shares, if any. See “Underwriting (Conflicts of Interest).”